SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Election of First Governance, Risk and Compliance Officer

Rio de Janeiro, January 13, 2015 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors, at a meeting held today, approved the appointment of Mr. João Adalberto Elek Junior for the position of Governance, Risk and Compliance Officer.

As announced on November 25, 2014 the new Officer has the duty of ensuring process compliance and risk mitigation, including, fraud and corruption, therefore guaranteeing compliance with laws, norms, standards and regulations, including Comissão de Valores Mobiliários (Securities and Exchange Commission) of Brazil (CVM) and  U.S. Securities and Exchange Commission (SEC) rules.

The Board of Directors of Petrobras elected the new Officer from a list of three pre-selected Brazilian executives through a process conducted by a firm specialized in the recruitment and placement of executives, Korn Ferry, which sought well-known market professionals with proven expertise in the subject matter.

The Governance, Risk and Compliance Officer will serve a three-year term, which may be renewable, and will only be removed if determined by the Board of Directors, with quorum including the vote of at least one Board Member elected by the minority or by the preferred shareholders.

Note that, besides participating in the decision-making processes of the Executive Board of Petrobras, the Governance, Risk and Compliance Officer must provide prior favorable opinion as to the governance, risk management and procedural compliance of the materials that are submitted to this panel for discussion.

Mr. João Adalberto Elek Junior will be one of the members to sit on the Special Committee that will serve as a reporting line to the internal independent investigations conducted by Trench, Rossi e Watanabe and Gibson, Dunn & Crutcher. The remaining members of the Special Committee include retired Supreme Court Justice Dr. Ellen Gracie Northfleet and Dr. Andreas Pohlmann, as announced on December 23, 2014.

Petrobras will formalize the hiring of the new officer in the coming days. Mr. João Adalberto Elek Junior was the Chief Financial Officer at Fibria Celulose where he performed the duties of investor relations, control and risk management and finances. Prior to that, he was the Chief Financial and Investor Relations Officer at the telecommunications firm NET. He also held posts at the Executive and Financial Board at the U.S. firm AT&T in Brazil and Latin America, respectively. Mr. João Adalberto Elek Junior has also 20 years of experience in Citibank where he has held the position of Chief Financial Officer for retail.

Mr. Elek has an undergraduate in electronic engineering from the Pontifical Catholic University of Rio de Janeiro, an MBA in Marketing Planning from COPPE-AD/UFRJ and a graduate degree in Mergers and Acquisitions from the Columbia Business School.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.